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                             September 6, 2023

       William Wei Cao
       Chief Executive Officer
       Gracell Biotechnologies Inc.
       122 East 42nd Street, 18th Floor
       New York, NY 10168

                                                        Re: Gracell
Biotechnologies Inc.
                                                            Registration
Statement on From F-3
                                                            Filed August 24,
2023
                                                            File No. 333-274191

       Dear William Wei Cao:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed August 24, 2023

       Prospectus Summary
       Summary of Risk Factors
       Risks Related to Doing Business in China, page 8

   1. Please revise here to add a summary risk factor disclosing the risk you discuss on page 17 that it may be
difficult to enforce any judgments obtained from foreign courts against the
                                                        company or company   s
directors and officers in China.
 William Wei Cao
FirstName  LastNameWilliam
Gracell Biotechnologies Inc. Wei Cao
Comapany 6,
September  NameGracell
              2023       Biotechnologies Inc.
September
Page 2     6, 2023 Page 2
FirstName LastName
Risk Factors
Risks Related to Doing Business in China
The PRC government has significant authority to regulate or intervene in the China operations..., page 15

2.       Please revise your risk factor on page 15 where you state    [t]he
Chinese government may
         intervene or influence [y]our operations    to state this may happen
at any time.
Risks Related to Our Corporate Structure
The uncertainties in the PRC legal system may subject our contractual arrangements to different interpretations..., page 32

3. Please revise your risk factor on page 32 to disclose that investors in your ADSs would not hold any ownership interest, directly or indirectly, in the VIE and its subsidiary in
         China and would merely have a contractual relationship with the operating entities in
         China.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Reid Hooper, Esq.